Exhibit 21.1

SUBSIDIARIES OF APELLIS PHARMACEUTICALS, INC.

Subsidiary	Jurisdiction of Incorporation or Organization
Apellis Australia Pty Ltd.	Australia
Apellis Ireland Ltd.	Ireland
Apellis Switzerland GmbH	Switzerland
Apellis MA Securities Inc.	United States